21004817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68260

SEC Mail Processing
SEP 30 2021
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young America Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 East Boston Post Road
(No. and Street)

Mamaroneck	NY	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Formanek FinOp 914-777-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLP
(Name – *if individual, state last, first, middle name*)

517 Route One #4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Formanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young America Capital, LLC, as of September 27 for the FYE June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paula Jackson
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6229593
Qualified in Westchester County
Commission Expires October 18, 2022

Signature

CEO
Title

Paula Jackson 10/18/2022
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Young America Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Young America Capital, LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in members' equity, and cash flows for the eighteen-month period ended June 30, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the eighteen-month period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission; and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission) ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC
Iselin, New Jersey
September 27, 2021

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash and cash equivalents	$ 755,439
Accounts receivable	4,395,408
Prepaid expenses	22,801
Total Assets	$ 5,173,648

LIABILITIES AND MEMBERS EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 84,605
Commission Payable	3,955,867
Total Liabilities	4,040,472
Members Equity	1,133,176
Total Liabilities and Members' Equity	$ 5,173,648

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE EIGHTEEN MONTHS PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2021

Revenues:	
Fee income	$ 10,538,209
Other Income – PPP loan forgiven	39,032
Interest income	188
Total Revenues	10,577,429
Expenses:	
Commissions and salaries	8,745,081
Guaranteed payments to Member	470,000
Rent	19,000
Professional fees	219,812
Technology Expenses	254,975
Other expenses	99,829
Total Expenses	9,808,697
Net income	$ 768,732

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE EIGHTEEN MONTHS PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2021

Balance, January 1, 2020	$ 364,444
Net income	768,732
Balance, June 30, 2021	$ 1,133,176

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE EIGHTEEN MONTHS PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2021

Cash Flows from Operating Activities:	
Net Income	$ 768,732
Adjustments to reconcile net income to net cash provided by operating activities:	
PPP Loan forgiveness	(39,032)
(Increase) decrease in operating assets:	
Accounts receivable	(3,490,642)
Prepaid expenses	10,451
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and commissions payable	3,253,853
Total Adjustments	(265,370)
Net Cash Provided by Operating Activities	503,362
Cash Flows from Financing Activities	
Proceeds from PPP loan	$39,032
Net Cash Provided by Financing Activities:	39,032
Net Increase in Cash	542,394
Cash, Beginning of Period	213,045
Cash, End of Period	$ 755,439

There were no expenses paid for income taxes or interest for the eighteen months period from January 1, 2020 to June 30, 2021.

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 1 - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of marketable and non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

During 2020, the Company requested and was approved by FINRA, for a change in the fiscal year end date from December 31, to June 30 pursuant to rule 17a.5(d) under the Securities Exchange Act of 1934.

Note 2 – Summary of significant accounting policies:

Revenue recognition – contracts with customers:

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Fee income for the period ended June 30, 2021 is comprised of:

Investment banking fee income	$ 10,166,876
Fund placement fee income	$ 371,333
Total Fee Income	**$ 10,538,209**

Accounts Receivable:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable . The allowance is determined based on the historical write-off experience and age of the account receivable balances. Doubtful accounts are reviewed and written-off on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually each quarter for collectability and specific bad debt reserves are recorded as deemed necessary. There was no balance on the Allowance for doubtful accounts at June 30, 2021.

The Company had an outstanding accounts receivable balance of $4,395,408 at June 30, 2021. Payments for Accounts receivable (net) are collectible as follows:

2022	$4,212,731
2023	$ 182,677
Total	**$4,395,408**

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 2 - Summary of significant accounting policies - continued:

Income taxes:

The Company files income tax returns on the cash and calendar year basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. Adoption of this standard had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2017. As a limited liability company, the members' liability is limited to amounts reflected in their respective member account.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. All cash balances are held with a major financial institution within the United States of America.

Forgivable Loan – Paycheck Protection Program (PPP):

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (Cares Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part is recognized once the debt is extinguished, which the Company considers occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of operations.

On April 26, 2020, the Company obtained a PPP loan of $39,032 on March 15, 2021, the entire PPP loan of $39,032 including accrued interest was fully forgiven by the SBA. As of June 30, 2021, the Company recorded $39,032 other income related to the PPP loan forgiveness.

Financial instruments – Credit Losses:

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2021

Note 2 - Summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Two contracts accounted for 34% of the total revenue and 76% of accounts receivable for the period ended June 30, 2021.

Subsequent events evaluation:
Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued.

Note 3 - Related party transactions:
The Company paid rent, utilities, accounting and occupancy costs on a month to month basis together with administrative expenses to a company owned by the managing member. The total amount paid and expensed during the period ended June 30, 2021 was $19,000. For the period ended June 30, 2021, Guaranteed Payments to Partner were $470,000.

Note 4 – Commissions payable:
The Company records commissions payable to registered representatives based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Note 5 – Net capital requirement:
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021, the Company had net capital of $670,698, which exceeded its requirement of $269,365 by $401,333. The Company had a ratio of aggregate indebtedness to net capital of 6 to 1 at June 30, 2021.

YOUNG AMERICA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2021

Computation of Net Capital

Members' Equity	$ 1,133,176
Non-allowable assets:	
Unsecured receivables net of related payables	439,541
Prepaid expenses	22,801
Total non-allowable assets	462,342
Net capital before haircuts on proprietary positions	670,834
Haircuts	136
Net capital	670,698
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $4,040,472	269,365
Excess net capital	$ 401,333
Ratio of aggregate indebtedness to net capital	6 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 4,040,472
Total aggregate indebtedness	$ 4,040,472

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of June 30, 2021):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 1,110,239
Adjustment related to unsecured receivables net of related payables	(439,541)
Net capital per above	$ 670,698

YOUNG AMERICA CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT COMMISSION

JUNE 30, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Young America Capital, LLC

We have reviewed management's statements, included in the accompanying Young America Capital, LLC's exemption report pursuant to Rule 17 C.F.R. § 240.17a-5(d)(1) and (4) of the Securities and Exchange Commission, in which Young America Capital LLC (the "Company") stated (1) that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) that the Company is filing an exemption report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release 34-70073 adopting amendments to 17 C.F.R . § 240 17a-5, because the Company limits its business activities exclusively to receiving transactions-based compensation related to investment banking and fund placement advisory services and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3); and the Company stated that the Company met the identified Footnote 74 provisions throughout the most recent fiscal period, without exception. The Company's management is responsible for compliance with the provisions set forth in 17 C.F.R. § 240.17a-5(d)(1) and (4) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the requirements set forth in 17 C.F.R. § 240.17a-5(d)(1) and (4). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

BerKower LLC

Berkower LLC
Iselin, New Jersey
September 27, 2021

Young America Capital

ACCESS. EXPERIENCE. INTEGRITY

Young America Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation related to investment banking and fund placement advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

Young America Capital, LLC

I, Peter Formanek, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peter Formanek

Title: CEO

09/27/2021